

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 29, 2009

Mr. Chris Bunka
Chief Financial Officer and Director
Golden Aria Corp.
#604 – 700 West Pender Street
Vancouver, British Columbia, Canada V6C 1G8

      Re: **Golden Aria Corp.**
             Form 10-KSB for the Fiscal Year Ended August 31, 2008
             Filed November 26, 2008
             Form 10-Q for the Fiscal Quarter Ended February 28, 2009
             Filed April 14, 2009
             Response Letter Dated March 24, 2009
             File No. 000-51866

Dear Mr. Bunka:

      We have completed our review of your Form 10-KSB and related filings, and have no further comments at this time.

                        Sincerely,

                        Christopher J. White
                        Branch Chief